UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of August 2018

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2018.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (File Nos. 333-211365 and 333-219715) filed with the U.S. Securities and Exchange Commission with an effective date of July 21, 2016 and August 14, 2017, respectively.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
Matters discussed in this Report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "will" and similar expressions identify forward-looking statements.
The forward-looking statements in this Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:

•	our future operating or financial results;

•	our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;

•	our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;

•	our ability to successfully employ our dry bulk vessels;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•
our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion thereof, the delivery and commencement of operations dates, expected downtime and lost revenue);

•	planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;

•	risks associated with any future vessel construction;

•	our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;

•	vessel breakdowns and instances of off-hire;

•	potential conflicts of interest involving members of our board of directors and senior management;

•	potential liability from pending or future litigation;

•	potential exposure or loss from investment in derivative instruments;

•	general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;

•	changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;

•	the strength of world economies;

•	stability of Europe and the Euro;

•	fluctuations in interest rates and foreign exchange rates;

•	changes in seaborne and other transportation;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	general domestic and international political and geopolitical conditions;

•	any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;

•	potential disruption of shipping routes due to accidents or political events; and

•	other factors discussed in "Item 3.D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2017 filed with the Commission on March 21, 2018.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Form 6-K and the documents incorporated by reference herein, might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement contained in this Form 6-K, and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Date:	August 23, 2018	By:	/s/ Per Heiberg
Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 99.1

As used herein, "we," "us," "our", "Golden Ocean" and the "Company" all refer to Golden Ocean Group Limited and its subsidiaries. The following presentation of management's discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2018 and 2017 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

The term deadweight ton, or dwt, is used in describing the size of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:

•	Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;

•	Capesize, which are vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;

•	Panamax, which are vessels with carrying capacities of between 65,000 and 100,000 dwt; and

•	Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to “USD” and “$” in this report are to, and amounts are represented in, U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in the Company's Annual Report on Form 20-F filed for the fiscal year ended December 31, 2017.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General

On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited. On March 31, 2015, we completed a merger with Golden Ocean Group Limited and subsequently changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and the Oslo Stock Exchange under the ticker code "GOGL".

We own and operate dry bulk carriers primarily consisting of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. We operate through subsidiaries located in Bermuda, Liberia, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of June 30, 2018, we owned 68 dry bulk vessels, of which one Panamax vessel has been agreed sold and was delivered to its new owner in August 2018. In addition, we had ten vessels chartered-in (of which eight are chartered in on operating leases from Ship Finance International Limited, one chartered in on an operating lease from an unrelated third party and one chartered in on a capital lease from an unrelated third party). Each vessel is operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama.

Results of Operations
Six-months ended June 30, 2018 compared to the six-months ended June 30, 2017

Operating revenues

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Time charter revenues	159,645	85,175	74,470
Voyage charter revenues	130,021	95,821	34,200
Other revenues	1,165	661	504
Total operating revenues	290,831	181,657	109,174

Time charter revenues increased by $74.5 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to:

•
an increase of $37.9 million attributable to improved rates for our vessels that were in our fleet as of June 30, 2017, some of which traded under index-linked and short-term time charters during the six months ended June 30, 2018,

•
an increase of $30.3 million attributable to vessels acquired from Quintana Shipping Ltd. ("Quintana") and affiliates of Hemen Holding Limited ("Hemen"), some of which traded on time charters during the six months ended June 30, 2018,

•	an increase of $12.7 million attributable to the Capesize newbuildings delivered after June 30, 2017 some of which traded on time charters during the six months ended June 30, 2018, and

•	an increase of $2.5 million attributable to a reduction in amortization of certain acquired charter party contracts, fully amortized in 2017.

These factors were partially offset by a decrease of $8.9 million attributable to six Ultramax vessels sold during the fourth quarter of 2017.

Voyage charter revenues increased by $34.2 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to:

•	an increase of $23.4 million attributable to increased charter-in activity and improved rates of third party vessels, some of which traded on voyage charters during the six months ended June 30, 2018,

•	an increase of $19.3 million attributable to vessels that were acquired from Quintana and affiliates of Hemen, some of which traded on voyage charters during the six months ended June 30, 2018, and

•	a net increase of $4.5 million attributable to the Capesize newbuildings delivered after June 30, 2017, some of which traded on voyage charters during the six months ended June 30, 2018.

These factors were partially offset by a decrease of $13.0 million as a result of decreased voyage charter activity from vessels that were in our fleet as of June 30, 2017.

Other revenues increased by $0.5 million in the six months ended June 30, 2018 as compared to the six months ended June 30, 2017 primarily due to a reduction in provisions for bad debt.

Other operating income (expenses), net

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Other operating income (expenses), net	1,049	2,993	(1,944)

The decrease in other operating income (expenses) is primarily related to a decrease in net income from our revenue sharing agreement with Capesize Chartering Ltd. for several of our Capesize vessels.

Gain on sale of assets and amortization of deferred gains

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Gain on sale of assets and amortization of deferred gains	129	128	1

Gain on sale of assets and amortization of deferred gains in the current period is primarily attributable to amortization of the deferred gain arising on the sale and leaseback of eight Capesize vessels in the third quarter of 2015.

Voyage expenses and commissions

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Voyage expenses and commissions	63,445	55,011	8,434

Voyage expenses and commissions increased by $8.4 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to:

•	an increase of $10.3 million attributable to vessels acquired from Quintana and affiliates of Hemen, some of which traded on voyage charters during the first six months of 2018,

•	an increase of $6.5 million attributable to increased charter-in activity of third party vessels, some of which traded on voyage charters during the first six months of 2018, and

•	an increase of $2.6 million attributable to the Capesize newbuildings delivered after June 30, 2017, some of which traded on voyage charters during the first six months of 2018.

These factors were partially offset by:

•
a decrease of $10.2 million from a reduced number of our vessels that were in our fleet as of June 30, 2017 that traded on voyage charters during the first six months of 2018 compared to the same period in 2017, and

•	a decrease of $0.8 million attributable to the six Ultramax vessels sold in 2017.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Ship operating expenses	76,429	58,608	17,821

Ship operating expenses increased by $17.8 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to:

•	an increase of $13.2 million attributable to the 18 vessels acquired from Quintana and affiliates of Hemen,

•	an increase of $4.4 million attributable to the six Capesize newbuildings delivered after June 30, 2017, and

•	an increase of $5.0 million, including $0.7 million in increased dry docking expenses, attributable to vessels that were in our fleet as of June 30, 2017.

These factors were partially offset by a decrease of $4.8 million attributable to the six Ultramax vessels sold in 2017.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Charter hire expenses	46,698	29,454	17,244

Charter hire expenses increased by $17.2 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily as a result of increased short-term trading activity. 37 vessels were chartered in short-term during the six months ended June 30, 2018 compared with 28 vessels during the six months ended June 30, 2017, representing an increase of $17.1 million in charter hire expenses.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Administrative expenses	7,357	6,128	1,229

Administrative expenses increased by $1.2 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to an increase in personnel related expenses of $1.0 million and other administrative expenses of $0.2 million.

Impairment loss on vessels

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Impairment loss vessels	1,080	—	1,080

The impairment loss on vessels in the six months ended June 30, 2018 relates to one Panamax vessel classified as held for sale as of June 30, 2018 and delivered to its new owner in August 2018.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Depreciation	45,470	35,984	9,486

Depreciation increased by $9.5 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to:

•	an increase of $7.1 million related to the 18 vessels acquired from Quintana and affiliates of Hemen, and

•	an increase of $4.9 million attributable to the six Capesize newbuildings delivered after June 30, 2017.

This was partially offset by a decrease of $2.5 million attributable to the sale of six Ultramax vessels in the fourth quarter of 2017.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Interest income	3,156	830	2,326

Interest income increased by $2.3 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to our increased cash position during this period at higher interest rates.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Interest on fixed rate debt	2,807	3,088	(281)
Interest on floating rate debt	26,061	17,015	9,046
Interest on related party debt	1,338	26	1,312
Capital lease interest expense	400	585	(185)
Commitment fees	170	727	(557)
Amortization of deferred charges	728	691	37
Amortization of fair value adjustments as a result of the Merger	5,003	4,986	17
	36,507	27,118	9,389

Interest expense increased by $9.4 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to:

•	an increase of $9.0 million on the floating rate debt, which is mainly due to the following:

◦	an increase of $4.9 million attributable to a full six months of interest under the $73.4 million, $80.2 million and $102.7 million facilities related to the 14 vessels acquired from Quintana in 2017,

◦
a net increase of $4.1 million mainly related to a net increase of outstanding debt following $175 million in drawdowns under the $425 million term loan facility in connection with six newbuilding deliveries since June 30, 2017, and to increased interest rates due to an increase in LIBOR of about 100 basis points, and

•	an increase of $1.3 million of interest on related party debt in connection with four vessels acquired from affiliates of Hemen.

These factors were partially offset by a decrease in commitment fees of $0.6 million, reduction of $0.3 million of interest on fixed rate debt following repurchases of an aggregate $28.4 million in our convertible bond since June 30, 2017 and a decrease of $0.2 million on capital lease interest expense.

Equity results of associated companies

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Equity results of associated companies	325	243	82

Equity results of associated companies increased by $0.1 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017. This was primarily due to increased earnings from trading activity in one of our joint venture companies.

Gain (loss) on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Gain (loss) on derivatives	7,931	(3,796)	11,727

The gain (loss) on derivatives increased by $11.7 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to a positive change in the fair value of our interest rate swaps and bunker derivatives of $13.8 million and $1.0 million, respectively. This was partially offset by increased loss from our forward freight derivatives of $2.8 million.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2018	2017	$
Other financial items	(747)	455	(1,202)

Other financial items primarily comprise bank charges, realized and unrealized foreign exchange differences, fair value changes from marketable equity securities and losses related to repurchases of our convertible bond.

Other financial items decreased by $1.2 million in the six months ended June 30, 2018 compared to the six months ended June 30, 2017 primarily due to:

•	a $0.6 million loss related to the change in fair value of marketable equity securities,

•	a $0.5 million loss related to the acquisitions of $19.0 million notional value of our convertible bond, and

•	a net decrease of $0.5 million in cash distribution from marketable securities.

This was partially offset by a decrease of $0.4 million related to bank charges.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see Note 3, Recently Issued

Accounting Standards, to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through a combination of equity capital and borrowings from commercial banks, as well as issuance of convertible bonds. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the trading performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian Kroner and Singapore dollars.

Our short-term liquidity requirements relate to payment of operating costs (including drydocking), funding working capital requirements, repayment of debt financing, lease payments for our chartered in fleet and maintaining cash reserves against fluctuations in operating cash flows and payment of cash distributions. Sources of short-term liquidity include cash balances, restricted cash balances, short-term investments and receipts from customers. Restricted cash balances are primarily related to the minimum cash covenant in our loan agreements and to margin calls on derivative positions or minor amounts secured for tax payments or for claims processes.

As of June 30, 2018 and December 31, 2017, we had cash, cash equivalents and restricted cash of $321.7 million and $372.0 million, respectively.

Our wholly-owned non-recourse subsidiary that owns the 14 vessels acquired from Quintana in 2017 is prohibited from paying dividends to us without lenders' consent.

Other significant transactions subsequent to June 30, 2018, impacting our cash flows include the following:

•	In July 2018, we drew down the remaining $17.0 million under our new $120.0 million loan facility.

•	In July 2018, we paid $4.8 million in connection with our acquisitions in our convertible bond.

•	In August 2018, we delivered the Golden Eminence to its new owner. The transaction resulted in net proceeds of $5.7 million following repayment of associated debt financing on the vessel.

•	In August 2018, our Board of Directors determined to announce a cash dividend to our shareholders of $0.10 per share payable in September 2018.

We believe that cash on hand, expected cash flows from operations and borrowings under our current credit facilities will be sufficient to fund our requirements for, at least, the 12 months from the date of this interim report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding the equity portion of investments in new vessel equipment, and the repayment of bank and bond loans. Additional sources of funding for our medium and long-term liquidity requirements could include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, vessel sales, sale and leaseback arrangements and other asset sales.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2018	2017
Net cash provided by (used in) operating activities	62,197	10,547
Net cash provided by (used in) investing activities	(152,096)	(123,662)
Net cash provided by (used in) financing activities	39,576	37,289
Net change in cash, cash equivalents and restricted cash	(50,323)	(75,826)
Cash, cash equivalents and restricted cash at beginning of period	371,984	267,054
Cash, cash equivalents and restricted cash at end of period	321,661	191,228

Operating Activities
We have significant exposure to the spot market as only 20 of our vessels were fixed on long term time charter contracts during the six months ended June 30, 2018, and at the date of this report, we have 16 vessels on fixed rate time charter contracts with initial contract duration of more than eleven months. In addition, from time to time we may also enter into Forward Freight Agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time and bareboat charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90/95% after completed loading and the remaining after completed discharge.

Net cash provided by operating activities in the six months ended June 30, 2018 was $62.2 million compared with $10.5 million in the six months ended June 30, 2017. As a substantial part of our fleet trade on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2018, compared with the actual rates achieved during the first six months of 2018, will as a consequence have a positive or negative comparative impact on the amount of cash provided by operating activities.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the average cash breakeven rates on a time charter equivalent (TCE) basis are (i) approximately $14,200 per day for our Capesize vessels and (ii) approximately $9,900 per day for our Panamax vessels. As of August 22, 2018, average spot rates year to date were as follows: Capesize vessels approximately $16,500 per day and Panamax vessels approximately $11,200 per day.

Investing Activities

Net cash used in investing activities was $152.1 million in the six months ended June 30, 2018 and was comprised primarily of:

•	payments of an aggregate of $147.6 million in final installments, including predelivery costs, on delivery of five Capesize newbuildings,

•	payment of $4.5 million in connection with the acquisition of one Capesize vessel, and

•	payment of $1.2 million in other fixed assets.

This was partially offset by:

•	proceeds of $0.5 million from our seller credit receivable, and

•	proceeds of $0.2 million from sale of marketable securities and $0.5 million from other investing activities.

Net cash used in investing activities was $123.7 million in the six months ended June 30, 2017 and was comprised primarily of:

•	payments of $103.1 million in final installments on delivery of two Capesize and two Ultramax newbuildings,

•	payments of $19.5 million in installments for the six newbuildings then under construction, and

•	investments of an additional $1.0 million in one of our associated companies and $0.1 million in other fixed assets.

Financing Activities

Net cash provided by financing activities was $39.6 million in the six months ended June 30, 2018 and was comprised primarily of:

•
$253.0 million in proceeds from drawdowns of $150.0 million from our $425 million term loan facility in connection with the delivery of five Capesize newbuildings and $103.0 million in drawdowns from our new $120 million term loan facility, and

•	net proceeds of $0.2 million from 50,000 shares issued in relation to our 2016 share option plan.

This was partially offset by:

•
repayments of $181.1 million, representing repayments of $58.3 million at maturity under our $34.0 million and $82.5 million loan facilities, prepayment of the full outstanding amounts under our related party seller credit loans of $65.5 million, repayments of $11.6 million under the cash sweep mechanism of the non-recourse loans financing the vessels acquired from Quintana in 2017, repayments of $30.4 million in ordinary installments and $15.3 million in payments from repurchases in our convertible bond,

•	distributions of $28.9 million in cash dividends to our shareholders, and

•	repayments of $2.5 million in finance lease obligations and $1.2 million in debt issuance costs.

Net cash provided by financing activities was $37.3 million in the six months ended June 30, 2017 and was comprised primarily of:

•	$50.0 million in proceeds from drawdowns of our $425 million term loan facility in connection with the delivery of two Capesize newbuildings, and

•	net proceeds of $58.2 million from equity offering completed in March 2017, consisting of $60.0 million in gross proceeds and issue costs of $1.8 million.

This was partially offset by:

•
repayments of $54.0 million, representing the full accumulated deferred installments under the recourse bank debt as of March 31, 2017 by triggering the cash sweep mechanism put in place during our first quarter 2016 restructuring, and

•	repayments of $14.5 million of the non-recourse bank debt in connection with the acquisition of vessels from Quintana, and

•	repayments of $2.4 million in finance lease obligations.

Borrowing Activities
In May 2018, we entered into a new $120 million loan facility to refinance 10 vessels and an aggregate of $58.3 million due under two loan facilities maturing in 2018 and seller credit loans of $65.5 million. The facility has a seven-year tenor, will be repaid in quarterly installments based on a 20-year age profile, and bears interest of LIBOR plus a margin of 2.25%. During the second quarter of 2018 existing debt on all 10 vessels was repaid and an aggregate of $103.0 million was drawn down under the facility on eight of the vessels. In July 2018, an aggregate of $17.0 million was drawn down under the facility on the two remaining vessels, completing the refinancing.

Debt covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants, including the requirement to maintain a certain level of free cash, positive working capital and a value adjusted equity covenant. Under our recourse debt facilities, the aggregate value of the collateral vessels shall not fall below 125% to 135% of the loan outstanding, depending on the facility. We need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt, maintain positive working capital and maintain a value adjusted equity of at least 25% of value adjusted total assets.

Restricted cash includes cash balances that are required to be maintained by the financial covenants in our loan facilities. Failure to comply with any of the covenants in our loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of June 30, 2018, we were in compliance with all of the financial and other covenants contained in our loan agreements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk
We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts. In order to mitigate the credit risk, we enter into derivative transactions with counterparties, usually well-established banks, which bear reliable credit ratings. The possibility of a counterparty contractual non-performance event to materialize is considered remote and hence, the credit risk is considered minimal.

Our variable rate borrowings as of June 30, 2018 amounted to $1,222.3 million compared to $1,069.5 million as of December 31, 2017 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements
In the six months ended June 30, 2018, we recognized a net gain of $9.8 million related to interest rate swap agreements (six months ended June 30, 2017: net loss of $4.0 million). As of June 30, 2018 and December 31, 2017, the weighted average fixed interest rate for our portfolio of interest rate swaps was 2.01% and 2.01%, respectively.

Foreign Currency Risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

Foreign currency Swap Agreements
In the six months ended June 30, 2018, we recognized a net loss of $0.1 million related to foreign currency swaps (six months ended June 30, 2017: net gain of $0.2 million).

Inflation
Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Commodity Price Risk
Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements
From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are usually well established banks or other well renowned institutions in the market.

In the six months ended June 30, 2018, we recognized a net gain of 1.0 million in related to bunker swap agreements (six months ended June 30, 2017: net loss of $6 thousand).

Spot Market Rate Risk
The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

Forward Freight Agreements
From time to time we may take positions in freight derivatives, mainly FFAs. Generally freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFAs or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFAs are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In the six months ended June 30, 2018, we recognized a net loss of $2.8 million related to forward freight agreements (six months ended June 30, 2017: net gain of $7 thousand).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2018 and June 30, 2017	15

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2018 and June 30, 2017	16

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017	17

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and June 30, 2017	19

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2018 and June 30, 2017	20

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	21

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2018 and June 30, 2017

(in thousands of $, except per share data)

	Six months ended June 30,
	2018	2017
Operating revenues
Time charter revenues	159,645	85,175
Voyage charter revenues	130,021	95,821
Other revenues	1,165	661
Total operating revenues	290,831	181,657

Gain on sale of assets and amortization of deferred gains	129	128
Other operating income (expenses), net	1,049	2,993

Operating expenses
Voyage expenses and commissions	63,445	55,011
Ship operating expenses	76,429	58,608
Charter hire expenses	46,698	29,454
Administrative expenses	7,357	6,128
Impairment loss on vessels	1,080	—
Depreciation	45,470	35,984
Total operating expenses	240,479	185,185

Net operating income (loss)	51,530	(407)

Other income (expenses)
Interest income	3,156	830
Interest expense	(36,507)	(27,118)
Equity results of associated companies	325	243
Gain (loss) on derivatives	7,931	(3,796)
Other financial items	(747)	455
Net other income (expenses)	(25,842)	(29,386)

Net income (loss) before tax	25,688	(29,793)
Income tax expense (credit)	25	47

Net income (loss)	25,663	(29,840)

Per share information:
Earnings (loss) per share: basic and diluted	$0.18	$(0.26)
Dividends per share	$0.20	$—

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the six months ended June 30, 2018 and June 30, 2017

(in thousands of $)

	Six months ended June 30,
	2018	2017
Comprehensive income (loss), net
Net income (loss)	25,663	(29,840)
Net changes related to marketable securities
Unrealized gain (loss)	—	2,648
Other comprehensive income (loss), net	—	2,648

Comprehensive income (loss), net	25,663	(27,192)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2018 and December 31, 2017
(in thousands of $)

	June 30,	December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	249,970	309,029
Restricted cash	15,535	8,110
Marketable securities	15,449	16,300
Trade accounts receivable, net	18,874	23,363
Other current assets	29,983	25,437
Related party receivables	6,104	1,990
Derivative instruments receivable	11,811	3,748
Inventories	33,518	20,142
Prepaid expenses and accrued income	10,430	8,587
Voyages in progress	3,155	9,062
Favorable charter party contracts	18,732	18,732
Total current assets	413,561	444,500
Restricted cash	56,156	54,845
Vessels and equipment, net	2,452,707	2,215,003
Vessels under capital leases, net	1,617	2,061
Newbuildings	—	105,727
Vessels held for sale	14,357	—
Favorable charter party contracts	25,664	34,954
Investments in associated companies	1,470	2,287
Other long term assets	11,994	10,681
Total assets	2,977,526	2,870,058

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	231,462	109,671
Current portion of obligations under capital leases	5,438	5,239
Derivative instruments payable	913	2,293
Related party payables	39	2,730
Trade accounts payables	11,123	5,401
Accrued expenses	30,565	24,304
Other current liabilities	30,427	32,089
Total current liabilities	309,967	181,727
Long-term liabilities
Long-term debt	1,152,146	1,134,788
Long-term related party debt	—	44,000
Obligations under capital leases	4,687	7,435
Other long term liabilities	7,723	8,059
Total liabilities	1,474,523	1,376,009
Commitments and contingencies
Equity

Share capital (2018: 144,247,697 shares. 2017: 142,197,697 shares. All shares are issued and outstanding at par value $0.05)	7,214	7,111
Additional paid in capital	472,430	454,694
Contributed capital surplus	1,349,974	1,378,824
Accumulated other comprehensive income	—	5,323
Accumulated deficit	(326,615)	(351,903)
Total equity	1,503,003	1,494,049
Total liabilities and equity	2,977,526	2,870,058

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2018 and June 30, 2017

(in thousands of $)

	Six months ended June 30,
	2018	2017
Net cash provided by (used in) operating activities	62,197	10,547
Investing activities
Additions to newbuildings and vessels	(153,304)	(122,662)
Investment in associated companies	45	(1,000)
Proceeds from seller credit receivable	500	—
Proceeds from sale of marketable securities	224	—
Other investing activities, net	439	—
Net cash provided by (used in) investing activities	(152,096)	(123,662)
Financing activities
Proceeds from long-term debt	252,993	50,000
Repayment of long-term debt	(181,029)	(68,531)
Repayment of capital leases	(2,548)	(2,363)
Distributions to shareholders	(28,850)	—
Debt fees paid	(1,200)	—
Net proceeds from share issuance	210	58,183
Net cash provided by (used in) financing activities	39,576	37,289
Net change in cash, cash equivalents and restricted cash	(50,323)	(75,826)
Cash, cash equivalents and restricted cash at beginning of period	371,984	267,054
Cash, cash equivalents and restricted cash at end of period	321,661	191,228

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2018 and June 30, 2017

(in thousands of $, except number of shares)

	Six months ended June 30,
	2018	2017
Number of shares outstanding
Balance at beginning of period	142,197,697	105,965,192
Shares issued	2,050,000	23,557,800
Balance at end of period	144,247,697	129,522,992

Share capital
Balance at beginning of period	7,111	5,299
Shares issued	103	1,178
Balance at end of period	7,214	6,477

Additional paid in capital
Balance at beginning of period	454,694	201,864
Shares issued	17,448	154,378
Stock option expense	288	288
Balance at end of period	472,430	356,530

Contributed capital surplus
Balance at beginning of period	1,378,824	1,378,824
Distributions to shareholders	(28,850)	—
Balance at end of period	1,349,974	1,378,824

Other comprehensive income (loss)
Balance at beginning of period	5,323	2,287
Adjustment on adoption of changes in ASC 825	(5,323)	—
Other comprehensive income (loss)	—	2,648
Balance at end of period	—	4,935

Accumulated deficit
Balance at beginning of period	(351,903)	(349,555)
Adjustment on adoption of ASC 606	(5,698)	—
Adjustment on adoption of changes in ASC 825	5,323	—
Net income (loss)	25,663	(29,840)
Balance at end of period	(326,615)	(379,395)
Total equity	1,503,003	1,367,371

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Limited. (“Golden Ocean,” the “Company,” "we," or "our") have been prepared on the same basis as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2017, filed with the Securities and Exchange Commission (the "SEC") on March 21, 2018.

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F. The results of operations for the interim period ended June 30, 2018 are not necessarily indicative of the results for the year ending December 31, 2018.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
Preparation of these unaudited interim condensed consolidated financial statements requires management to make judgments and estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Other than our accounting policies adopted as a result of new guidance and as described under "Note 3 Recently Issued Accounting Standards", our accounting policies have not changed from those reported in our 2017 Annual Report on Form 20-F for the year ended December 31, 2017, filed with the SEC on March 21, 2018.

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted
In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, Leases (ASC 842), which requires lessees to recognize most leases on their balance sheet. This is expected to increase both reported assets and liabilities. For public companies, the standard will be effective for the first interim reporting period within annual periods beginning after December 15, 2018, although early adoption is permitted. Lessees and lessors will be required to apply the new standard at the beginning of the earliest period presented in the financial statements in which they first apply the new guidance, using a modified retrospective transition method. The requirements of this standard include a significant increase in required disclosures.

Also, in July 2018, the FASB issued ASU 2018-11, Leases (ASC 842), which updates requirements related to transition relief on comparative reporting at adoption and separating components of a contract for lessors. This update provides another transition method in addition to the existing transition method by allowing entities to initially apply the new leases standard at the adoption date (January 1, 2019, for calendar year-end public business entities) and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. In addition, this update provides lessors with a practical expedient, by class of underlying asset, to not separate nonlease components from the associated lease component and, instead, to account for those components as a single component if the nonlease components otherwise would be accounted for under the new revenue guidance (ASC 606) and both of the following are met: (1) the timing and pattern of transfer of the nonlease components and associated lease component are the same; and (2) the lease component, if accounted for separately, would be classified as an operating lease. If lease and nonlease components are aggregated under this practical expedient, a lessor would account for the combined component as follows: if the nonlease components associated with the lease component are the predominant component of the combined component, an entity is required to account for the combined component in accordance with the new revenue guidance; otherwise, the entity must account for the combined component as an operating lease in accordance with the new leases guidance. If elected, the practical expedient will need to be applied consistently as an accounting policy by class of underlying asset. Additional disclosures are also required. For entities that have not adopted ASC 842 before the issuance of this update, the effective date and transition requirements for the amendments in this update related to separating components of a contract are the same as the effective date and transition requirements in ASU 2016-02. We are analyzing the impact of the adoption of ASC 842 on our consolidated financial statements, including assessing changes that might be necessary to information technology systems, processes and internal controls to capture new data and address changes in financial reporting. We expect that we will recognize increases in reported amounts for property, plant and equipment and related lease liabilities upon adoption of the new standard.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which revises guidance for the accounting for credit losses on financial instruments within its scope. The new standard introduces an approach, based on expected losses, to estimate credit losses on certain types of financial instruments and modifies the impairment model for available-for-sale debt securities. The guidance will be effective January 1, 2020, with early adoption permitted. Entities are required to apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is adopted. We are in the process of evaluating the impact of this standard update on our consolidated financial statements and related disclosures.

Accounting Standards Updates, recently adopted

Revenue Recognition
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers ("ASC 606"), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle is that a company should recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. Under ASC 606, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations of the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfied a performance obligation. Additionally, the guidance requires improved disclosures as to the nature, amount, timing and uncertainty of revenue that is recognized.
Our shipping revenues are primarily generated from time charters and voyage charters. In a time charter voyage, the vessel is hired by the charterer for a specified period of time in exchange for consideration which is based on a daily hire rate. The charterer has the full discretion over the ports visited, shipping routes and vessel speed. The contract/charter party generally provides typical warranties regarding the speed and performance of the vessel. The charter party generally has some owner protective restrictions such that the vessel is sent only to safe ports by the charterer and carries only lawful or non hazardous cargo. In a time charter contract, we are responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges, canal tools during the hire period. The performance obligations in a time charter contract are satisfied over term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to us. The charterer generally pays the charter hire in advance of the upcoming contract period. The time charter contracts are considered operating leases and therefore do not fall under the scope of ASC 606 because (i) the vessel is an identifiable asset (ii) we do not have substantive substitution rights and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use. Time charter contracts continue to be accounted as operating leases in accordance with ASC 840 Leases and related interpretations and the implementation of the new revenue standard therefore did not have an effect on income recognition from such contracts.
In a voyage charter contract, which we consider in scope of ASC 606, the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage. The consideration in such a contract is determined on the basis of a freight rate per metric ton of cargo carried or occasionally on a lump sum basis. The charterer is responsible for any short loading of cargo or "dead" freight. The voyage charter party generally has standard payment terms of 90/95% freight paid within three days after completion of loading. The voyage charter party generally has a "demurrage" or "despatch" clause. As per this clause, the charterer reimburses us for any potential delays exceeding the allowed laytime as per the charter party clause at the ports visited, which is recorded as demurrage revenue. Conversely, the charterer is given credit if the loading/discharging activities happen within the allowed laytime, which is despatch resulting in a reduction in revenue. Estimates and judgments are required in ascertaining the most likely outcome of a particular voyage and actual outcomes may differ from estimates. In a voyage charter contract, the performance obligations begin to be satisfied once the vessel begins loading the cargo.
We have determined that our voyage charter contracts consist of a single performance obligation of transporting the cargo within a specified time period. Therefore, the performance obligation is met evenly as the voyage progresses, and the revenue is recognized on a straight line basis over the voyage days from the commencement of loading to completion of discharge.
The voyage charters generally have variable consideration in the form of demurrage or despatch, which is recognized as we satisfy the performance obligations under the contract.
Other revenues primarily comprise income earned from the commercial management of related party vessels. Other revenues are recognized on an accruals basis as the services are provided and performance obligations are met and as such there has been no change in the pattern of revenue recognition under ASC 606.

The new guidance also specifies revised treatment for certain contract related costs, being either incremental costs to obtain a contract, or cost to fulfill a contract. Under the new guidance, an entity shall recognize as an asset the incremental costs of obtaining a contract with a customer if the entity expects to recover those costs. The guidance also provides a practical expedient whereby an entity may recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. Cost to fulfill a contract must be capitalized if they meet certain criteria.
In a voyage contract, the Company bears all voyage related costs such as fuel costs, port charges and canal tolls. These costs are considered contract fulfillment costs because the costs are direct costs related to the performance of the contract and are expected to be recovered. The costs incurred during the period prior to commencement of loading the cargo, primarily bunkers, are deferred as they represent setup costs and recorded as a current asset and are subsequently amortized on a straight-line basis as we satisfy the performance obligations under the contract.
We adopted the provisions of ASC 606 on January 1, 2018 using the modified retrospective approach. As such, the comparative information has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2018. Under the modified retrospective approach, we recognized the cumulative effect of adopting this standard as a net adjustment amounting to $5.7 million to increase the opening balance of Accumulated Deficit as of January 1, 2018.
Contract assets with regards to voyage revenues are reported as "Voyages in progress" as the performance obligation is satisfied over time. When voyage revenues become billable, the receivable is recognized as "Trade accounts receivable, net". If at the reporting period the billable amount under the charter party exceeds the accrued revenue for a specific ongoing voyage, such an amount, or contract liability, would be recognized as deferred charter revenue under other current liabilities.
ASC 606 has been applied to those contracts that were not completed at the date of initial application. The cumulative effect of the adjustments made to our condensed consolidated statement position at January 1, 2018 from the adoption of ASC 606 was as follows:
Condensed Consolidated Balance Sheet

(in thousands of $)	December 31, 2017	Adjustments for ASC 606	January 1, 2018
Assets
Voyages in progress	9,062	(5,324)	3,738
Other current assets (1)	25,437	2,554	27,991
Liabilities
Other current liabilities (2)	32,089	2,928	35,017
Stockholders' equity
Accumulated deficit	(351,903)	(5,698)	(357,601)
(1) Under ASC 606, the contract fulfillment costs are deferred as a current asset and amortized as the related performance obligations are satisfied. The adjustment to other current assets consists of primarily bunker expenses incurred to arrive at the load port for the voyages in progress as of January 1, 2018, and which were expensed in the first quarter of 2018.
(2) Under ASC 606, the adjustment under other current liabilities represents deferred charter revenue for consideration received or billed for undelivered performance obligations. As of January 1, 2018, we recorded a total adjustment of $8.3 million as unearned revenue related to ongoing voyages at period end, whereof $5.3 million and $2.9 million was credited to voyages in progress and other current liabilities, respectively. We recognized this revenue in the first quarter of 2018 as the performance obligations are met.

The impact of the adoption of ASC 606 on our condensed consolidated balance sheets, condensed consolidated income statements of operations and condensed consolidated statements of cash flow for the six-month period ending June 30, 2018 were as follows:
Condensed Consolidated Balance Sheet

	As of June 30, 2018
(in thousands of $)	As Reported	Adjustments for ASC 606	Balance without ASC 606
Assets
Voyages in progress	3,155	6,593	9,748
Other current assets	29,983	(3,962)	26,021
Liabilities
Other current liabilities	30,427	(2,337)	28,090
Stockholders' equity
Accumulated deficit	(326,615)	4,968	(321,647)

Condensed Consolidated Statements of Operations

	For the six months ended June 30, 2018
(in thousands of $)	As Reported	Adjustments for ASC 606	Balance without ASC 606
Voyage charter revenues	130,021	679	130,700

Voyage expenses and commission	63,445	1,408	64,853

Net income (loss)	25,663	(729)	24,934

Basic and diluted income (loss) per share	$0.18	$(0.01)	$0.17

Condensed Consolidated Statements of Cash Flows

	For the six months ended June 30, 2018
(in thousands of $)	As Reported	Adjustments for ASC 606	Balance without ASC 606
Net income (loss)	25,663	(729)	24,934
Change in operating assets and liabilities, other	36,534	729	37,263
Net cash provided by operating activities	62,197	—	62,197

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. In the six months ended June 30, 2018, we amortized an aggregate of $4.9 million of capitalized voyage expenses, or contract assets classified as other current assets. No impairment losses were recognized in the period.

In accordance with ASC 606, we have applied the practical expedient not to disclose the remaining performance obligations of a contract given that the original expected contract duration is less than one year.

In accordance with ASC 606, we have applied the available exemptions not to disclose the nature of performance obligations and the remaining duration of performance obligations.

In January 2016, the FASB issued ASU 2016-01 Financial instruments - Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities. The amendments in this update require all equity investments to be measured at fair value with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The amendments in this update also require an entity to present separately in other comprehensive income the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the amendments in this update eliminate the requirement to disclose the fair value of financial instruments measured at amortized cost for entities that are not public business entities and the requirement for to disclose the method(s) and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet for public business entities. As a result of the adoption of the standard, we present the change in the fair value of our marketable equity securities in our consolidated statements of operations. In our opening balance at January 1, 2018, we recognized a decrease of $5.3 million in the accumulated deficit, and recognized a mark to market loss of $0.6 million in the consolidated statement of operations in relation to the movement in the fair value of our marketable securities in the first six months of 2018.

In August 2016, the FASB issued ASU No. 2016-15, Statement of cash flows (Topic 230): Classification of certain cash receipts and cash payments. This ASU addresses the following eight specific cash flow issues: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update were applied using a retrospective transition method to each period presented. Other than presentation of certain distributions from equity method investments, previously presented as cash provided by investing activities, of $1.1 million and

$0.3 million during the six months ended June 30, 2018 and 2017, respectively, and currently presented as cash provided by operating activities, the adoption of this Update did not have a significant impact on these condensed consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of cash flows (Topic 230): Restricted Cash. The new standard requires that the statement of cash flows explains the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. The amendments in this Update were applied using a retrospective transition method to each period presented. As a result of the adoption of the standard, we have classified restricted cash as a component of cash, cash equivalents and restricted cash in the consolidated statements of cash flows for all periods presented. In our beginning of period 2018 and 2017 balances, restricted cash of $63.0 million and $54.1 million, respectively, have been aggregated with cash and cash equivalents in the beginning of period line items at the bottom of the statements of cash flows for each period presented. Also as a result of the updated presentation requirements, in the six months ended June 30, 2017, net cash used in investing activities increased by $10.3 million. Refer also to "Note 6 Cash, cash equivalents and restricted cash" for the reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

In May 2017, the FASB issued ASU 2017-09, Compensation-Stock Compensation (Topic 718): Scope of Modification Accounting. The update provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this Update did not have a material impact on our consolidated financial statements and related disclosures upon adoption.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2018 and 2017 are as follows:

(in thousands of $)	2018	2017
Net income (loss)	25,663	(29,840)

(in thousands)	2018	2017
Weighted average number of shares outstanding - basic	144,032	114,134
Dilutive effect of share options	315	—
Weighted average number of shares outstanding - diluted	144,347	114,134

Our outstanding share options using the treasury stock method were dilutive in the six months ended June 30, 2018 with 315,239 shares and only insignificantly impacting our earnings per share in the period. In the six months ended June 30, 2017, our outstanding share options using the treasury stock method were antidilutive.

The conversion of the convertible bonds using the if-converted method was anti-dilutive as of June 30, 2018 and 2017. As of June 30, 2018 and 2017, 2,320,454 and 2,268,860 shares, respectively, were convertible under our $200 million Convertible Bond. As of June 30, 2018, we owned $28.4 million of our $200 million Convertible Bond, convertible into 329,505 shares as of June 30, 2018.

5. SEGMENT INFORMATION

The chief operating decision maker ("CODM") measures performance based on the overall return to shareholders using consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and the Company only has one reportable segment.

The Company's vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2018 and June 30, 2017, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2018	2017
Cash and cash equivalents	249,970	122,699
Short term restricted cash	15,535	4,361
Long term restricted cash	56,156	64,168
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	321,661	191,228

Amounts included in short-term and long-term restricted cash include primarily cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our recourse debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. Under our non-recourse debt facilities, we need to maintain free cash of $10 million. In addition, short-term restricted cash includes amounts required to be set aside by our margin calls on derivative positions and minor amounts secured for tax payments or for claims processes.

7. MARKETABLE SECURITIES

Our marketable securities are equity securities in a U.S. listed dry bulk shipping company.

(in thousands of $)
Balance at December 31, 2017	16,300
Sales during the year	(224)
Unrealized gain (loss)	(627)
Balance at June 30, 2018	15,449

During the period ended June 30, 2018, we sold 26,700 of these shares and received proceeds of $0.2 million from these sales.

8. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2017	2,399,549	(184,546)	2,215,003
Additions	44,586	—	44,586
Transfers to held for sale	(16,170)	1,813	(14,357)
Transfer from newbuildings	253,581	—	253,581
Impairment loss	(1,080)	—	(1,080)
Depreciation	—	(45,026)	(45,026)
Balance at June 30, 2018	2,680,466	(227,759)	2,452,707

At June 30, 2018, we owned three Newcastlemaxes, 35 Capesizes, 28 Panamaxes and two Ultramaxes (At December 31, 2017: three Newcastlemaxes, 29 Capesizes, 28 Panamaxes and two Ultramaxes).

In January 2018, we took delivery of Golden Monterrey, a Capesize vessel, and capitalized $43.4 million in total acquisition costs, primarily consisting of 2,000,000 consideration shares issued to the seller and assumption of a $21.5 million seller's credit, which was subsequently repaid in full in the six months ended June 30, 2018. See "Note 14 Debt" for additional information.

Refer to Note 9 "Vessels held for sale" for information of the sale of the Golden Eminence.

Total depreciation expense for vessels and equipment was $45.0 million for the six months ended June 30, 2018. In addition, we depreciated $0.4 million of our capital leased asset during the six months ended June 30, 2018.

9. VESSELS HELD FOR SALE

In April 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million, gross. In the second quarter of 2018, we recognized a $1.1 million impairment loss in connection with the sale and classified the vessel as held for sale as of June 30, 2018. The vessel was delivered to its new owner in August 2018. See "Note 20 Subsequent events".

10. NEWBUILDINGS

The carrying value of newbuildings represents the accumulated costs we have paid by way of purchase installments and other capital expenditures together with capitalized loan interest. The carrying value of newbuildings at December 31, 2017 related to five Capesize newbuildings. We did not have any newbuildings as of June 30, 2018.

(in thousands of $)
Balance at December 31, 2017	105,727
Installments and newbuilding supervision fees	147,854
Transfers to Vessels and Equipment	(253,581)
Balance at June 30, 2018	—

In the first quarter of 2018, we took delivery of the Golden Arcus, Golden Calvus, Golden Cirrus, Golden Cumulus and Golden Incus, all Capesize newbuildings. Upon delivery, aggregate final installments of $144.6 million and other pre-delivery costs of $3.2 million were paid. We drew down $150 million in debt financing in connection with the deliveries. Refer to also to "Note 14 Debt" for additional information. Subsequent to these vessel deliveries, we do not have any newbuildings.

11. VESSELS UNDER CAPITAL LEASES

(in thousands of $)
Balance at December 31, 2017	2,061
Depreciation	(444)
Balance at June 30, 2018	1,617

The outstanding obligations under capital leases at June 30, 2018 are payable as follows:

(in thousands of $)
2018 (remaining six months)	2,996
2019	5,944
2020	1,791
2021	—
2022	—
Thereafter	—
Minimum lease payments	10,731
Less: imputed interest	(606)
Present value of obligations under capital leases	10,125

As of June 30, 2018, we held one vessel under capital lease (December 31, 2017: one vessel). The lease is for an initial term of 10 years. The remaining period on the lease at June 30, 2018 is two years (December 31, 2017: three years).

As of June 30, 2018, we had the following purchase option for the vessel:

(in thousands of $)	Purchase option exercise date	Purchase option amount
Golden Eclipse	April 2019	36,250
Golden Eclipse	April 2020	33,550

Our lease obligation is secured by the lessor's title to the leased asset and by a guarantee issued to the lessor.

12. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2018 and December 31, 2017, the Company had the following participation in investments that are recorded using the equity method:

(% of ownership)	2018	2017
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Golden Opus Inc. ("G. Opus")	—	50.00%
Seateam Management Pte. Ltd ("Seateam")	22.19%	22.19%
Capesize Chartering Ltd ("CCL")	25.00%	25.00%

In 2017, Golden Opus Inc. sold its only vessel to an unrelated third party and repaid its outstanding bank debt. During the six months ended June 30, 2018, Golden Opus Inc. was dissolved.

(in thousands of $)	CCL	UFC	G.Opus	Seateam	Total
At December 31, 2017	—	1,448	45	794	2,287
Dividend received from associated companies	—	(825)	(45)	(271)	(1,141)
Share of income (loss)	—	139	—	185	324
At June 30, 2018	—	762	—	708	1,470

13. OTHER LONG TERM ASSETS

(in thousands of $)	Other long term asset	Prepaid charter hire expenses	Deferred tax asset	Total
Balance at December 31, 2017	1,500	8,887	294	10,681
Additions	—	1,836	—	1,836
Deductions	(500)	—	(23)	(523)
Balance at June 30, 2018	1,000	10,723	271	11,994

With reference to "Note 17 Related party transactions", in the third quarter of 2015 eight vessels were sold and leased back from Ship Finance International Limited ("Ship Finance") for a period of 10 years. The daily time charter rate is $17,600 during the first seven years and $14,900 in the remaining six years, including the three years optional period of the vessel owner. We have straight lined the total charterhire expense over the lease term of 13 years. An amount of $1.8 million was credited to charterhire expenses during the six months ended June 30, 2018, with the corresponding asset presented as part of other long term assets. We will begin to amortize this asset when the daily charter hire rate is reduced in the third quarter of 2022.

The seller's credit receivable originates from a sale of a vessel in 2009. In the six months ended June 30, 2018 and 2017, we recognized total interest income of $0.2 million, respectively.

14. DEBT

Debt at June 30, 2018 and December 31, 2017 is summarized as follows:

(in thousands of $)	2018	2017
$33.9 million term loan	—	24,317
$82.5 million term loan	—	35,733
$284.0 million term loan	184,015	190,870
$420.0 million term loan	342,113	352,432
$425.0 million term loan	359,481	220,868
$109.2 million term loan	98,495	102,765
$73.4 million term loan	63,969	67,739
$80.2 million term loan	71,242	74,814
$120.0 million term loan	102,993	—
U.S. dollar denominated floating rate debt	1,222,308	1,069,538
U.S. dollar denominated fixed rate debt	165,707	178,856
Related party seller's credit	—	44,000
Deferred charges	(4,407)	(3,935)
Total debt	1,383,608	1,288,459
Less: current portion	(231,462)	(109,671)
	1,152,146	1,178,788

Movements during the six months ended June 30, 2018 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Related party seller's credit	Deferred charges	Total
Balance at December 31, 2017	1,069,538	178,856	44,000	(3,935)	1,288,459
Loan draw downs	252,993	—	21,500	—	274,493
Loan repayments	(100,223)	—	(65,500)	—	(165,723)
Carrying value of fixed rate debt repurchases	—	(18,152)	—	—	(18,152)
Amortization of purchase price adjustment	—	5,003	—	—	5,003
Capitalized financing fees and expenses	—	—	—	(1,200)	(1,200)
Amortization of capitalized fees and expenses	—	—	—	728	728
Balance at June 30, 2018	1,222,308	165,707	—	(4,407)	1,383,608

In the six months ended June 30, 2018, we drew down $150.0 million from our $425 million term loan facility in connection with the five Capesize newbuildings delivered during the period. In the six months ended June 30, 2018, we repaid $30.3 million in ordinary installments of our floating rate debt and $11.6 million under the cash sweep mechanism of the non-recourse loans financing the vessels acquired from Quintana Shipping Ltd in 2017. As of June 30, 2018, the deferred repayments under the non-recourse loan facilities amounted to $5.8 million.

In connection with a refinancing of 10 vessels, we repaid at maturity of the loans $58.3 million under our $34.0 million and $82.5 million loan facilities and prepaid related party seller credit loans of $65.5 million. To finance these transactions, $103.0 million was drawn under the new $120 million loan facility, which key terms are described below.

In the six months ended June 30, 2018, we acquired in aggregate $19.0 million notional of our 3.07% $200 million Golden Ocean Group Limited Convertible Bond for approximately $18.7 million in total and recognized a loss of $0.5 million, presented under other financial items. Of the total purchase price of $18.7 million, $3.4 million was paid in July 2018. As of June 30, 2018, we hold $28.4 million notional of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond.

The movement of $5.0 million of the U.S. dollar denominated fixed rate debt in 2018 represents the amortization of purchase price adjustments arising from the merger with the former Golden Ocean Group Limited in 2015.

The Company capitalized $1.2 million in fees in relation to the $120 million loan facility, and recorded net deferred charges of $4.4 million at June 30, 2018 as a direct deduction from the carrying amount of the related debt.

New $120 million loan facility

In May 2018, the Company entered into a $120 million loan facility to refinance 10 vessels and an aggregate of $58.3 million due under two loan facilities maturing in 2018 and seller credit loans of $65.5 million. The $120 million facility bears interest of LIBOR plus a margin of 2.25% per annum. Repayments are made on a quarterly basis based on a twenty years age profile. The tranches mature in April 2023, with a balloon payment of $81.6 million. As of June 30, 2018, $103.0 million was drawn under this loan facility and the remaining $17.0 million was drawn in July 2018.

The total outstanding debt at June 30, 2018 is repayable as follows:

(in thousands of $)
2018 (remaining six months)	32,877
2019	488,569
2020	379,600
2021	393,002
2022	27,278
Thereafter	72,583
1,393,909
Fair value purchase price adjustment of convertible bond debt	(5,893)
1,388,016

Assets pledged
As of June 30, 2018, 68 vessels (December 31, 2017: fifty-nine vessels) with an aggregate carrying value of $2,450.5 million (December 31, 2017: $2,130.0 million) were pledged as security for our floating rate debt.

15. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2018 and December 31, 2017 are summarized as follows:

(in thousands of $)	2018	2017
Interest rate swaps	10,700	2,864
Currency swaps	26	83
Bunker derivatives	1,085	801
Asset - Derivatives fair value	11,811	3,748

(in thousands of $)	2018	2017
Interest rate swaps	—	1,914
Currency swaps	94	66
Bunker derivatives	116	313
Forward freight derivatives	703	—
Liability - Derivatives fair value	913	2,293

During the six months ended June 30, 2018 and June 30, 2017, the following amounts were recognized in the consolidated statement of operations:

(in thousands of $)		2018	2017
Interest rate swaps	Mark to market gain (loss)	9,795	(4,003)
Foreign currency swaps	Mark to market gain (loss)	(85)	206
Forward freight agreements	Mark to market gain (loss)	(2,772)	7
Bunker derivatives	Mark to market gain (loss)	993	(6)
		7,931	(3,796)

16. SHARE CAPITAL AND DIVIDENDS

In January 2018, we issued 2,000,000 common shares to Hemen Holding Limited, a company indirectly controlled by trusts established by Mr. Fredriksen, our director, for the benefit of his immediate family ("Hemen") to satisfy the purchase price in connection with the delivery of the Golden Monterrey, a Capesize vessel acquired from affiliates of Hemen.

In March 2018, we issued 50,000 shares in relation to our 2016 share option plan.

Following the share issuances, 144,247,697 ordinary shares were outstanding as of June 30, 2018 (December 31, 2017: 142,197,697 ordinary shares), each with a par value of $0.05.

In the six months ended June 30, 2018, we paid an aggregate of $28.9 million in dividends to our shareholders. Refer to "Note 20 Subsequent events" for any subsequent dividend declarations.

17. RELATED PARTY TRANSACTIONS

Ship Finance International Limited
Pursuant to the charter party agreements for the eight Capesize vessels with Ship Finance, the daily time charter rate fluctuates during the charter term and the contractual hire payments are straight-lined over the lease term. During the six months ended June 30, 2018 and June 30, 2017, the following amounts were paid and recorded:

(in thousands of $)	2018	2017
Contractual charter hire payments	16,425	15,826
Expensed charter hire payments	14,589	13,990
Prepaid charter hire payments	1,836	1,836

We are the commercial manager for vessels owned and operated by Ship Finance. Pursuant to the management agreements, the number of vessels managed and the daily commercial management fee during the six months ended June 30, 2018 and June 30, 2017 were as follows:

	2018	2017
Number of dry bulk vessels managed	14	14
Daily commercial management fee per dry bulk vessel	75-125	75-125
Number of container vessels managed	7	9
Daily commercial management fee per container vessel	$75	$75

Seatankers Management Co Ltd
We are the commercial manager for vessels owned and operated by Seatankers. Pursuant to the management agreements, the number of vessels managed and the daily commercial management fee during the six months ended June 30, 2018 and June 30, 2017 were as follows:

	2018	2017
Number of dry bulk vessels managed	16	22
Daily commercial management fee per dry bulk vessel	$125	$125

Capesize Chartering Ltd
In the six months ended June 30, 2018, we recorded revenue sharing income, net, of $1.3 million pursuant to the revenue sharing agreement (six months ended June 30, 2017: $2.8 million).

Management Agreements

Technical Supervision Services
The Company receives technical supervision services from Frontline Ltd. ("Frontline"). Pursuant to the terms of the agreement, Frontline receives an annual management fee of $30,555 per vessel in 2018 ($30,555 per vessel in 2017). This fee is subject to annual review. Frontline also manages our newbuilding supervision and charges us for the costs incurred in relation to the supervision.

Ship Management
The ship management of the Company's vessels is provided by external ship managers, except for 21 vessels (December 31, 2017: 20 vessels), which is provided by Seateam Management Pte. Ltd., a majority owned subsidiary of Frontline.

Other Management Services
We aim to operate efficiently through utilizing competence from other companies with the same main shareholder and these costs are allocated based on a cost plus mark-up model. We receive services in relation to management of our Sarbanes Oxley compliance from Frontline at a quarterly fee of $17,500. We also receive services in relation to sales and purchase activities, bunker procurement and administrative services in relation to the corporate headquarter. We may also provide certain financial management services to companies with the same main shareholder.

A summary of net amounts charged by related parties in the six months ended June 30, 2018 and June 30, 2017 is as follows:

(in thousands of $)	2018	2017
Golden Opus Inc	6	482
Frontline Management (Bermuda) Ltd	1,707	1,796
Ship Finance International Limited	14,589	13,990
Seateam Management Pte Ltd	1,901	1,407
Seatankers Management Co Ltd	10,855	1,945
Capesize Chartering Ltd	24	20

Net amounts charged by related parties comprise of charterhire costs, general management and commercial management fees, newbuilding supervision fees and newbuilding commission fees.

A summary of net amounts charged to related parties in the six months ended June 30, 2018 and June 30, 2017 is as follows:

(in thousands of $)	2018	2017
Ship Finance International Limited	360	370
Seatankers Management Co Ltd	359	478
Capesize Chartering Ltd	1,308	2,794

Net amounts charged to related parties mainly comprise of commercial management fees and net income under the revenue sharing agreement with CCL.

A summary of balances due from related parties as of June 30, 2018 and December 31, 2017 is as follows:

(in thousands of $)	2018	2017
Frontline Ltd.	3,061	1,095
Ship Finance International Limited	—	60
United Freight Carriers	1	—
Seatankers Management Co Ltd	1,313	825
Golden Opus Inc	—	10
Capesize Chartering Ltd	1,730	—
	6,105	1,990

A summary of balances owed to related parties as of June 30, 2018 and December 31, 2017 is as follows:

(in thousands of $)	2018	2017
Golden Opus Inc	—	29
Frontline Ltd.	39	1,822
Capesize Chartering Ltd	—	879
Affiliates of Hemen	—	44,000
	39	46,730

As of June 30, 2018 and December 31, 2017, current receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties. Long-term related party debt consists of financing in connection with acquisition of vessels from affiliates of Hemen.

In connection with the acquisition of two Panamax vessels from affiliates of Hemen in 2017, we assumed an aggregate of $22.5 million in debt under seller's credit agreements. In addition, in connection with the agreements to acquire two Capesize vessels from affiliates of Hemen in October 2017, we entered into seller's credit loans with an affiliate of Hemen of $21.5 million for each vessel. The second of the two Capesize vessels was delivered to us in January 2018 and we issued 2,000,000 consideration shares to Hemen. The aggregate amount under the seller's credit loans of $65.5 million was prepaid in June 2018.

As of June 30, 2018, Hemen, our largest shareholder, owns $124.4 million of the Convertible Bond, which is convertible into 1,443,323 of our common shares at an exercise price of $86.19 per share.

18. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rate on an original principal amount of $500 million (December 31, 2017: $500 million) are swapped to fixed rate. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks, which may also participate in loan facilities to which the interest rate swaps are related.

Forward freight agreements
We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through reputable clearing houses. Credit risk exists to the extent that our counterparties are unable to perform under the contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of June 30, 2018, we had open positions aggregating to 435 days with maturities in 2018. In addition, we have entered into two forward freight options for 2019 and one for 2020. As of December 31, 2017, we had coverage in the aggregate of 470 days with maturity in 2018 under our FFAs.

Bunker derivatives
We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are usually well established banks or other well renowned institutions in the market.

As of June 30, 2018 and December 31, 2017, we had outstanding bunker derivatives for about 15.3 thousand metric tonnes and 36.0 thousand metric tonnes, respectively.

Foreign currency risk
The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counter parties are unable to perform under the contracts but this risk is considered remote as the counter parties are well established banks.

As of June 30, 2018 and December 31, 2017, we had contracts to swap USD to NOK for a notional amount of $6.4 million and $7.0 million, respectively.

Changes in the fair value of our derivative instruments are recorded in "Gain (loss) on derivatives" in the consolidated statement of operations, as disclosed in Note 15.

Fair values

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

In addition, ASC 815, “Derivatives and Hedging” requires companies to recognize all derivative instruments as either assets or liabilities at fair value in the statement of financial position.

The carrying value and estimated fair value of our financial instruments at June 30, 2018 and December 31, 2017 are as follows:

	2018	2018	2017	2017
(in thousands of $)	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	249,970	249,970	309,029	309,029
Restricted cash	71,691	71,691	62,955	62,955
Marketable securities	15,449	15,449	16,300	16,300
Derivative assets	11,811	11,811	3,748	3,748
Liabilities
Long term debt - floating	1,222,308	1,222,308	1,069,538	1,069,538
Long term debt - convertible bond	195,000	165,707	195,000	178,856
Long term debt - related party seller's credit	—	—	44,000	44,000
Derivative liabilities	913	913	2,293	2,293

The fair value hierarchy of our financial instruments at June 30, 2018 is as follows:

(in thousands of $)	2018 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	249,970	249,970	—	—
Restricted cash	71,691	71,691	—	—
Marketable securities	15,449	15,449	—	—
Derivative assets	11,811	—	11,811	—
Liabilities
Long term debt - floating	1,222,308	—	1,222,308	—
Long term debt - convertible bond	195,000	—	195,000	—
Long term debt - related party seller's credit	—	—	—	—
Derivative liabilities	913	—	913	—

The fair value hierarchy of our financial instruments at December 31, 2017 is as follows:

(in thousands of $)	2017 Fair Value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	309,029	309,029	—	—
Restricted cash	62,955	62,955	—	—
Marketable securities	16,300	16,300	—	—
Derivative assets	3,748	—	3,748	—
Liabilities
Long term debt - floating	1,069,538	—	1,069,538	—
Long term debt - convertible bond	195,000	—	195,000	—
Long term debt - related party seller's credit	44,000	—	44,000	—
Derivative liabilities	2,293	—	2,293	—

There have been no transfers between different levels in the fair value hierarchy during the six months ended June 30, 2018.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.

•	Restricted cash and investments – the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.

•	Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Convertible bond - quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the year end.

•	Sellers credit - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.

•	Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.

•	Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis
During the six months ended June 30, 2018, the following asset was measured at fair value on a nonrecurring basis:

•
The value of the Golden Eminence, a Panamax vessel, classified as held for sale, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

During the year ended December 31, 2017, the following assets were measured at fair value on a nonrecurring basis:

•
The value of six Ultramax vessels classified as held for sale in the third quarter of 2017, was measured at fair value. The fair value was based on level three inputs and the expected market values based on sales agreements.

Assets Measured at Fair Value on a Recurring Basis
Marketable securities are equity securities in a company listed on a U.S. stock exchange and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

19. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

We have one vessel held under capital lease, the Golden Eclipse, which was agreed sold in 2008 and leased back for a period of 10 years upon delivery of the vessel to us in 2010. We have the right to purchase the vessel at the dates and amounts as disclosed in Note 11.

We sold eight vessels to Ship Finance in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, Ship Finance will have the option to extend the charters by three years at $14,900 per day.

In April 2018, we entered into an agreement to sell the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million. The vessel was delivered to its new owners in August 2018. See "Note 20 Subsequent events".

Charterhire and office rent expense
The future minimum rental payments under our non-cancelable operating leases as of June 30, 2018 are as follows:

(in thousands of $)
2018 (six months to December 31)	17,828
2019	35,376
2020	35,481
2021	35,066
2022	32,043
Thereafter	137,162
292,956

20. SUBSEQUENT EVENTS

In July 2018, we purchased $1.4 million notional of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond at a price of 99.05% of par value. After the purchase, we hold $29.8 million notional, representing 14.9% of the 3.07% $200 million Golden Ocean Group Limited Convertible Bond, and convertible into 345,748 shares.

In August 2018, we completed the sale of the Golden Eminence, a Panamax vessel, to an unrelated third party for $14.7 million.

On August 16, 2018, our Board of Directors determined to announce a cash dividend to our shareholders of $0.10 per share.